UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 2)1

Digirad Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

253827109
(CUSIP Number)

JEFFREY E. EBERWEIN
LONE STAR VALUE MANAGEMENT, LLC
53 Forest Avenue, 1st Floor
Old Greenwich, Connecticut 06870
(203) 489-9500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 253827109

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 941,215
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 941,215
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 253827109

1	NAME OF REPORTING PERSON LONE STAR VALUE INVESTORS GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 941,215
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 941,215
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 253827109

1	NAME OF REPORTING PERSON LONE STAR VALUE MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CONNECTICUT
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 941,215
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 941,215
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 941,215
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 253827109

1	NAME OF REPORTING PERSON JEFFREY E. EBERWEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,041,215
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 1,041,215
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,041,215*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

* Includes 100,000 Shares owned directly by Mr. Eberwein.

CUSIP NO. 253827109

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”).  This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Lone Star Value Investors were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).  The aggregate purchase price of the 941,215 Shares beneficially owned by Lone Star Value Investors is approximately $2,202,523, including brokerage commissions.

The Shares purchased by Mr. Eberwein were acquired with personal funds and resulted from the exercise of options granted to Mr. Eberwein in connection with his service as the Chairman of the Issuer’s Board of Directors (the “Board”). The aggregate purchase price of the 100,000 Shares directly owned by Mr. Eberwein is approximately $271,800, excluding brokerage commissions. In addition, Mr. Eberwein has been awarded 12,500 Restricted Stock Units in connection with his service as Chairman of the Board, which do not vest until July 31, 2016.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 19,445,429 Shares outstanding as of February 17, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2016.

A.	Lone Star Value Investors

(a)	As of the close of business on the date hereof, Lone Star Value Investors beneficially owned 941,215 Shares.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 941,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 941,215
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Investors has not entered into any transactions in the Shares during the past 60 days.

B.	Lone Star Value GP

(a)	Lone Star Value GP, as the general partner of Lone Star Value Investors, may be deemed the beneficial owner of the 941,215 Shares owned by Lone Star Value Investors.

Percentage: Approximately 4.8%

CUSIP NO. 253827109

(b)	1. Sole power to vote or direct vote: 941,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 941,215
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value GP has not entered into any transactions in the Shares during the past 60 days.

C.	Lone Star Value Management

(a)	Lone Star Value Management, as the investment manager of Lone Star Value Investors, may be deemed the beneficial owner of the 941,215 Shares owned by Lone Star Value Investors.

Percentage: Approximately 4.8%

(b)	1. Sole power to vote or direct vote: 941,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 941,215
4. Shared power to dispose or direct the disposition: 0

(c)	Lone Star Value Management has not entered into any transactions in the Shares during the past 60 days.

D.	Mr. Eberwein

(a)
As of the close of business on the date hereof, Mr. Eberwein directly owned 100,000 Shares. Mr. Eberwein, as the manager of Lone Star Value GP and sole member of Lone Star Value Management, may be deemed the beneficial owner of the 941,215 Shares owned by Lone Star Value Investors.

Percentage: Approximately 5.4%

(b)	1. Sole power to vote or direct vote: 1,041,215
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,041,215
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.

The Reporting Persons, as members of a “group” for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Person.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

CUSIP NO. 253827109

On March 9, 2016, Lone Star Value Management, on behalf of Lone Star Value Investors and a certain managed account, entered into a Purchase Trading Plan Agreement (the “Agreement”) with Williams Trading, LLC (“Williams Trading”) for the purpose of establishing a trading plan to effect purchases of Shares of the Issuer in compliance with all applicable laws, including, without limitation, Section 10(b) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Rule 10b5-1.

The Agreement allows for the purchase of up to an aggregate of 128,875 Shares by Williams Trading on behalf of Lone Star Value Management. Shares purchased pursuant to the Agreement may only be purchased in accordance with trading requirements adopted by Lone Star Value Management, and there can be no assurance as to how many Shares, if any, will be purchased pursuant to the Agreement or at what price any such Shares will be purchased.

A copy of the Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Purchase Trading Plan Agreement between Lone Star Value Management, LLC and Williams Trading, LLC, dated March 9, 2016.

CUSIP NO. 253827109

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 11, 2016

Lone Star Value Investors, LP

By:	Lone Star Value Investors GP, LLC General Partner

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Investors GP, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Manager

Lone Star Value Management, LLC

By:	/s/ Jeffrey E. Eberwein
	Name:	Jeffrey E. Eberwein
	Title:	Sole Member

/s/ Jeffrey E. Eberwein
JEFFREY E. EBERWEIN